CHC Helicopter
Corporation
4740 Agar Drive,
Richmond, BC
V7B 1A3
Canada
T 604.276.7500
F 604.232.8539
www.chc.ca

June 26, 2006
United States Securities
and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
Washington, D.C., 20549 — 0507
Attention: Ms. Cecilia D. Blye

Dear Ms. Blye:
Thank you for your letter of April 26, 2006.
I will address the two points raised therein in the same order as in your letter.
1. We do not have nor are we able to obtain all the information to give a precise number for the percentage of our public investor base in the United States but we would like to share with you the analysis which led us to state in our February 2, 2006 letter that “The majority of the public investor base in our stock is Canadian or otherwise non-US.”
On a fully diluted basis, as of April 25, 2006 the Corporation had outstanding 42, 076,470 Class A Subordinate Voting shares and 5, 863,633 Class B Multiple Voting shares. CEDE & Co. was the registered holder of 5,669,521 Class A Subordinate Voting shares and 82,010 Class B Multiple Voting shares (the “CEDE Shares”). Based on its Schedule 13D dated December 31, 2005, FMR Corp. held, indirectly, 4, 865,700 Class A Subordinate Voting shares (the “FMR Shares”). CDS & Co. was the registered holder of 31, 081, 066 Class A Subordinate Voting shares and 220,032 Class B Multiple Voting shares (the “CDS Shares”). The Class A Subordinate Voting shares and the Class B Multiple Voting shares are hereafter collectively referred to as the “Shares”.
We have assumed that 100% of the beneficial owners of the CEDE Shares are United States based.
If one assumes that all the FMR Shares are included in the CEDE Shares and that none of the CDS Shares are beneficially owned by investors in United States, then the percentage of the publicly traded shares held by US based investors is 12.00%.

If one assumes that none of the FMR Shares are included in the CEDE Shares and are therefore included in the CDS Shares and that none of the remaining CDS Shares are beneficially owned by investors in United States, then the percentage of the publicly traded shares held by US based investors is 22.29%.
Based upon the foregoing in our view the percentage of our public investor base which is US based is very likely between 12.00% and 22.29%.
2. Since our reporting letters of February 6, 2006 to the Bureau of Industry and Security (“BIS”) and the Office of Foreign Assets Control (“OFAC”), we have:
a)	received an acknowledgement letter from BIS dated February 9, 2006;

b)	received an acknowledgement letter from the Office of Foreign Assets Control dated February 24, 2006;

c)	had various email and telephone communication, through our Washington-based U.S. counsel, with BIS and the Office of Export Enforcement (“OEE”) regarding the removal of two U.S. origin helicopters and related spare parts from Iran and Sudan;

d)	removed, with the prior approval of BIS and OEE, the Sikorsky S76 helicopter together with related spare parts from Iran on April 23, 2006;

e)	removed, with the prior approval of BIS and OEE, the Bell 212 helicopter together with related spare parts from Sudan on May 19, 2006, and

f)	conducted an investigation of all shipments by CHC and its subsidiaries of aircraft and aircraft parts to and from Libya, Iran and Sudan, the results of which we are now analyzing in conjunction with our U.S. counsel to determine whether any violations occurred and, if so, the extent thereof.
We expect to provide our report to BIS and OFAC by the end of July, 2006.
I trust this is the information you require. We will keep you updated on the progress of matters with each of BIS and OFAC and in the meantime if you require anything further please advise.
Yours truly,

/s/ Martin Lockyer
Martin Lockyer
Vice President Legal Services
& Corporate Secretary